Trenton Acquisition Corp.
45 North Station Plaza, Suite 214
Great Neck, NY 11021

November 7, 2011

Ms. Pamela A. Long
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trenton Acquisition Corp. (the “Company”)
Form 10-12(g)
Filed August 12, 2011
File No. 000-54479

Dear Ms. McHale:

This letter is in response to the comments contained in the Staff’s letter to the Company, concerning Form 10-12(g) (the “Original Registration Statement”), and dated September 8, 2011 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

RESPONSE:

The Company has chosen to address the Staff’s comments without withdrawing its Form 10. The Company understands that the Original Registration Statement on Form 10 is effective as of October 11, 2011 and we are subject to the reporting requirements under Section 13(a) of the Exchange Act upon effectiveness.

Forward-Looking Statements, page 1

2.
We note that you “do not undertake any obligation to update or revise any forward-looking statements.” Please revise your disclosure to clarify that under certain circumstances applicable laws may require you to update such statements.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Business of Issuer, page 1

3.
We note your statements on pages 3 and 5 that you “currently do not have any agreements or preliminary agreements or understandings between us and Sunrise.” Please revise your disclosure to reconcile these statements with your statements on pages 9 and F-8, Note 7, concerning your arrangements with Sunrise regarding the Sunrise Advances.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

4.
Please revise your disclosure to clarify whether the NLBDIT Enterprises Note is subject to a right of setoff or similar provision with respect to NLBDIT’s outstanding obligation to pay you $25,000 for the shares of your common stock that you issued to NLBDIT on May 26, 2011.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to clarify that each of the Company, NLBDIT Enterprises, and NLBDIT Services reserves the right to setoff, against any and all amounts due to the other party, any sums for which such party is entitled to.

5.
We note that you may consider a business that is in need of additional funds or additional capital. In the last paragraph of MD&A, you also state that you believe there are numerous firms seeking limited additional capital that you have. As your balance sheet indicates that you have no assets, including cash, please explain why you would be attractive as an acquiring company to a target seeking additional funds or capital, even on a limited basis. If you are relying on the perceived benefits of being a public company that you cite as the basis for your being able to access additional capital, please make that clear, but also clarify that there is no assurance that you will in fact have access to additional capital or financing as a public company.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the fourth full paragraph on page 5 of the Amendment No. 1.

Financial Statements and Exhibits, page 12

General

6.	Please include interim financial statements for the period ended June 30, 2011. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has updated its financial statements in the Amendment No. 1 and revised the associated disclosure accordingly.

7.
Please disclose in your footnotes the actual date through which subsequent events have been evaluated, and whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

RESPONSE:

Since the Company was required to file its financial statements with the Securities and Exchange Commission ("SEC") as part of the Original Registration Statement, it should not be considered a SEC filer as defined in ASC 855-10. Therefore, the Company believes that no update or additional disclosure is required by ASC 855-10-50-1.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Trenton Acquisition Corp.

By:	/s/ Samir N. Masri
Samir N. Masri
President